FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                          For the month of August 2005

                        Commission File Number: 0-30852


                         GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                            (C1038AAJ) Buenos Aires,
                                   Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X Form 40-F ____
                                    --

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes      No X
                                      ----    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    FORM 6-K

                          Commission File No. 0-30852

 Month Filed                    Event and Summary               Exhibit No.

 August 2005        Press release, dated August 10, 2005,          99.1
                    regarding the Registrant's reporting of
                    its financial results for the fiscal
                    quarter ended June 30, 2005.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   GRUPO FINANCIERO GALICIA S.A.
                                   (Registrant)


Date:  August 19, 2005             By:  /s/ Antonio Garces
                                        ---------------------------------------
                                        Name:  Antonio Garces
                                        Title: Chief Executive Officer